[Nevada Chemicals, Inc. Letterhead]

May 29, 2008

Mr. Al Pavot

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Nevada Chemicals, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 4, 2008
File No. 0-10634

Dear Mr. Pavot:

Nevada Chemicals, Inc. (the “Company”) has received your comment letter dated April 28, 2008, and we respectfully submit our responses to the comment.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

It is not clear whether the Registrant’s Statements of Cash Flows fully comply with SFAS 95.  In this regard, we note that reported investing cash flows have been positive in each of the last 7 years whereas reported operating cash flows have been negative in all but 1 year during this period.  Given that positive net earnings have been reported in each year, it appears that the primary cause of the disparate cash flow data has been the classification of distributions from the equity investee as investing cash flows instead of as operating cash flows.  Paragraph 16.b of SFAS 95 prescribes such classification for returns of investment since the cumulative cash distributions received appear to substantially exceed the amounts actually invested by the Registrant.  Specifically, the Cyanco financial statements report approximately $39 million of cash distributions to the Registrant since 1998 and no material investments made by the Registrant during that period.  Further, it appears that the Registrant’s equity investment in 1998 was significantly less than the current balance.  Paragraph 22.b requires that returns on investments be classified as operating activities.  Given the materiality of this issue to the reported cash flow amounts, an error should be corrected in a manner consistent with the guidance in SFAS 154.  Alternatively, please provide an analysis that clearly demonstrates the Registrant’s compliance with SFAS 95 and with Section 1300.18 of the AICPA Technical Questions and Answers.  Such analysis should clearly identify the primary factors that dictate whether such distributions are returns on investment or returns of investment and the specific conditions that would have to change for management and its auditors to conclude that the distributions are returns on investment instead of returns of investment.

Company Response – We appreciate the opportunity to clarify that we do not disagree with the application of Paragraph 22.b of SFAS 95, which requires that returns on investments be classified as operating activities as described in staffs comment letter dated April 28, 2008.  However, we believe there is diversity of practice in this area of cash flow classifications with regard to the definition or determination of exactly what ‘investing’ means as described in Paragraph 16.b of SFAS 95.

In the comment letter dated 2001 received by Nevada Chemicals, Mr. H. Christopher Owens, Assistant Director, stated the following.  “Revise to present investments in joint venture separately from any retainments from them.  Net presentation is not appropriate. See SFAS 95.”  We believe it was Mr. Owens position, based upon interpretation, that return of joint venture invested earnings is a repayment of investment and to classify those returns as investing cash flows. As noted in the attached (see Statement of JV earnings-Historical 50% NCI.xls) joint venture earnings reconciliation, the “facts and circumstances” present in 2001 could support Mr. Owens interpretation that the joint venture Cyanco was in fact, capitalized though the reinvestment of earnings.  Based upon the facts and circumstances as presented in Mr. Owens argument in 2001, the Company responded by accepting the diversity in practice argument and restated its financial statements to conform with Mr. Owens interpretation.

The Company received a comment letter in May 2005 from Ms. Nilah Shah, Branch Chief, requesting clarification on whether the joint venture distributions were returns of investment or returns on investment.  Since the ‘facts and circumstances’ that were present in 2001 had not changed, the Company responded that the distributions were returns of investment.  Therefore, in accordance with paragraph 16.b of SFAS No. 95, the Company has reported the distributions as cash flows from investing activities in its consolidated statements of cash flows.

We appreciate staff’s current request as received on April 28, 2008, which again reviews the classification of joint venture distributions based on any change in circumstances.  However, our review of the entire joint venture from inception (see Statement of JV earnings-Historical 50% NCI.xls) shows that the facts and circumstances that were present in 2001and 2005 are still applicable today in 2008.  In fact, during the tenure of the joint venture the only significant investments made have been reinvestment of earnings.

The Company believes that investments can be interpreted to include reinvested earnings and therefore distributions of those reinvested earnings would constitute a return of investment. The Company believes that consistency is also an important factor to consider and based upon the diversity of practice, as evidenced by the Commissions own comments on the matter and a white paper on this matter issued by the FASB to the Big 4 accounting firms that addresses this issue.(see Issue No. CF-11 view C).   We believe it is in the best interest of the users of the financial statements to maintain a consistent policy of accounting with regard to the joint venture distributions and continue as currently presented, as cash flows from investing activities and returns of investment unless the facts and circumstances change such that our invested capital account is reduced below zero.

The Company respectfully requests that this issue be referred to the Chief Accountants Office for further determination and clarification to the diversity of practice with regard to Classification of Dividends from Equity Method Investees as described in (Issue No. CF-11view C).

In connection with responding to your comment above, we provide the following statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me directly at (801) 984-0228 should you have questions or need additional information.

Respectfully,

Kevin L. Davis

Chief Financial Officer

Statement of Joint Venture Earnings

Cyanco Company - Nevada Chemicals Inc. 50% Ownership

Audited Financial Statements

(in Thousands)

	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	TOTALS
Beginning Balance	1,237	1,237	1,163	340	4,180	5,641	6,362	7,239	10,077	11,218	10,792	11,897	11,604	12,667	12,983	12,491	10,610	9,038	9,256	1,237

Distributions				(250)	(400)	(1,200)	(2,250)	(2,500)	(5,000)	(5,000)	(4,000)	(2,000)	(1,000)	(3,000)	(3,000)	(5,000)	(4,000)	(6,000)	(6,000)	(50,600)

Capital Contributions							21	33		21										75
Extraordinary income											2,422									2,422
Net Income		(74)	(823)	196	1,861	1,921	3,106	5,305	6,141	4,553	2,683	1,707	2,063	3,316	2,508	3,119	2,428	6,218	5,771	51,999
Gain on Debt Restructuring (Note 7)				3,158																3,158
Conversion of Debt to Equity (Note 9)				667																667
Other				69																69

Ending Balance	1,237	1,163	340	4,180	5,641	6,362	7,239	10,077	11,218	10,792	11,897	11,604	12,667	12,983	12,491	10,610	9,038	9,256	9,027	9,027

Issue No. CF-11

Title:   Classification of Dividends from Equity Method Investees

There is diversity in practice regarding the classification of cash payments from equity method investees and whether the payment represents a return on investment, an operating activity in the statement of cash flows or a return of investment, an investing activity. How should a company present dividends received from an equity method investee (including distributions from an equity method partnership) in the statement of cash flows?

View A:           To determine the appropriate classification of distributions from investees in the statement of cash flows the specific facts and circumstances of each distribution need to be evaluated to determine whether the cash flow is a return on investment or return of investment.

This approach is consistent with the guidance in AICPA Technical Practice Aids, Section 1300.18, Presentation on the Statement of Cash Flows of Distributions From Investees With Operating Losses.  Examples of distributions that represent returns of investment include liquidating dividends and dividends representing proceeds from the sale of property, plant, and equipment.  These distributions should be classified as cash inflows from investing activities in accordance with paragraph 16(b) of Statement 95 which requires receipts from returns of investment to be classified as cash inflows from investing activities.  Under this approach, absent specific facts and circumstances to the contrary, dividends should be presumed to be returns on investment and classified as cash inflows from operating activities in accordance with paragraph 22(b) of Statement No. 95, which requires dividends received (returns on investment) to be classified as cash inflows from operating activities.

View B:            The appropriate classification of distributions from investees in the statement of cash flows depends on whether the distributions exceed cumulative equity in earnings and to determine whether they are returns on investment or returns of investment.

View B proponents analogize to paragraph 6(a) of Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which indicates that dividends received from a cost method investee in excess of earnings subsequent to the date of investment are considered a return of investment.  In accordance with paragraph 16(b) of Statement 95, receipts from returns of investment are presented as investing cash inflows.  Accordingly, View B proponents distinguish between returns on investment and returns of investment for an equity method investee based on a comparison of cumulative (that is, since inception) dividends received by the investor to the investor’s cumulative equity in earnings.  Cumulative dividends that do not exceed cumulative equity in earnings represent returns on investment and should be classified as cash inflows from operating activities in accordance with paragraph 22(b) of Statement 95.  Cumulative distributions in excess of cumulative equity in earnings represent liquidating dividends or returns of investment; therefore, such excess should be classified as cash inflows from investing activities.

View C:           Proponents of View C believe that since the cash being received relates to an investment, any cash receipts from such investment should be classified as investing activities